Mail Stop 3561
                                                                   May 21, 2019

       Michael Karanikolas
       Co-Chief Executive Officer
       Revolve Group, Inc.
       16800 Edwards Road Cerritos
       Los Angeles, California 90703

                 Re:   Revolve Group, Inc.
                       Amendment No. 4 to Registration Statement on Form S-1 Filed May 9, 2019
                       File No. 333-227614

       Dear Mr. Karanikolas:

               We have reviewed your amended registration statement and have the following comment.
       In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

       Exclusive Forum, page 135

           1. Your revised disclosure did not fully address our comment delivered orally on April 30,
              2019 and prior comment 2 in our letter dated April 10, 2019. Please revise to clearly state that your exclusive forum provision applies to actions arising under the Securities
              Act or Exchange Act, as your revised disclosure suggests. Michael Karanikolas
Revolve Inc.
May 21, 2019
Page 2

       Please contact Scott Anderegg, Staff Attorney at (202) 551-3342, Jennifer L pez-Molina,
Staff Attorney at (202) 551-3792 or me at (202) 551-3720 if you have questions regarding the comment.

                                                          Sincerely,

                                                          /s/ Jennifer L pez
for

                                                          Mara L. Ransom
                                                          Assistant Director
                                                          Office of Consumer
Products